

Roger Young · 3rd

CEO/President at Pure-Light Technologies, Inc

Rigby, Idaho · 100 connections · **Contact info**

**Pure-Light Technolo
Inc.**

 **Southern Utah Unive**

Experience

CEO/President

Pure-Light Technologies, Inc.

Jan 2015 – Present · 5 yrs 10 mos

Rigby, Idaho

Founder, owner and still CEO of Total Solar Technologies, LLC. Mr. Young is currently spending most of his time working in his new technology company, Pure-Light.

Education



Southern Utah University

Bachelor's degree, Education

1975 – 1978

Interests



Southern Utah University

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